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[LINCOLN FINANCIAL GROUP(R) LOGO]

VIA EDGAR

May 28, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln National Variable Annuity Account L ("Registrant") and The Lincoln National Life Insurance Company ("Depositor") File No. 333-187069; Pre-Effective Amendment No. 1 ("Amendment")

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on May 28, 2013. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on June 1, 2013, or as soon as possible thereafter.

Please contact Mary Jo Ardington, Esquire at 260-455-3917 with any questions or comments regarding this Request.

Sincerely,

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
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY        LINCOLN FINANCIAL DISTRIBUTORS, INC.
(Depositor)                                        (Principal Underwriter)

/s/ Stephen R. Turer                               /s/ Thomas F. Murray

By:  Stephen R. Turer                              By:  Thomas F. Murray
     Vice President                                     Vice President
     The Lincoln National Life Insurance Company        Lincoln Financial Distributors, Inc.
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